Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October 3, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Sprague
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Oakhurst Managed Volatility Fund (S000054556)

Dear Ms. Sprague:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on August 1, 2016 via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 5 to its registration statement. PEA No. 5 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on June 9, 2016 for the purposes of registering a new series of the Trust, the Oakhurst Managed Volatility Fund (the “Fund”). The Trust is filing this letter as a correspondence with PEA No. 17 to the Trust’s registration pursuant to Rule 485(a)(1) under the Securities Act for the purpose of (i) responding to the Staff’s comments, (ii) making revisions related to the removal of Oakhurst Advisors, LLC (“Oakhurst”) as the Fund’s investment advisor, and the approval of Highmore Group Advisors, LLC (“Highmore”) as the Fund’s investment advisor; (iii) removing of the Lead Sub-Advisor role from the Fund’s management structure, and (iv) changing the Fund’s name to “Highmore Managed Volatility Fund.”  The Trust has included a separate correspondence with PEA 17 in order to request an accelerated effective date for this filing.

A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 5.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Fund, hereby acknowledges:

(1)	the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;
(2)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

GENERAL COMMENTS

1.	Staff Comment: Please update the Trust’s series and class identifiers on the EDGAR site to reflect the ticker symbol for each class, when available.

Response: The Fund undertakes to include the Fund’s series and class identifiers on the EDGAR site to include the ticker symbols for each share class when available.

PROSPECTUS

Summary Section - Fees and Expenses Table

2.
Staff Comment: Please revise footnote three to the table to state that the Advisor may request recoupment of previously waived fees for the past three fiscal years. Also, please add the following, or similar disclosure: “…provided that the Fund is able to make the repayment without exceeding the lesser of the expense cap a) in effect at the time of the waiver or b) in effect at the time of recoupment.” See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The Fund has made the requested revisions.

3.
Staff Comment: The Staff notes that footnote 3 does not currently indicate when the proposed Expense Cap will expire. Please confirm that it will remain in effect for at least one year following the effective date of the Prospectus and update disclosure to reflect the proposed Expense Cap’s expiration date.

Response: The Fund confirms supplementally that the Expense Caps will remain in effect for an initial period of two years from the effective date specified in the prospectus, subject to annual review thereafter. The Fund has revised the footnote accordingly.

Summary Section - Principal Investment Strategies

4.
Staff Comment: As a general comment, please revise the Principal Investment Strategies section for clarity and greater simplicity in line with plain English as that term is described under Rule 421 of the Securities Act.

Response: The Fund has made the requested revisions to further clarify and simplify the disclosure where appropriate.

5.
Staff Comment: With regard to the Fund’s name and the discussion of the Fund’s managed volatility strategy overlay, please explain how the Fund intends to use the “managed volatility strategy” described in the discussion of the Fund’s principal investment strategies to help the Fund achieve its investment objectives.

Response: The Fund’s managed volatility overlay strategy seeks to combine the multiple underlying investment strategies employed by the Fund’s Sub-Advisors in an optimal manner that, in the opinion of Advisor, provides the highest potential for return, while mitigating overall volatility and risk of loss. Under normal circumstances, the allocation to the Fund’s underlying investment strategies and sub-advisors will be adjusted in a manner that seeks to limit the Fund’s annualized volatility level to 20%. The Fund has made the requested revisions to clarify the Fund’s managed volatility strategy in plain English.

6.
Staff Comment: The Staff notes that the Fund uses the term “strategy” frequently within the Principal Investment Strategies section. Consider using other terminology (e.g., sub-strategies) where appropriate to provide distinction between the Fund’s overall investment strategy and the underlying investment strategies that will be employed by the Fund’s sub-advisers.

Response: The Fund has made the requested revisions to distinguish between the Fund’s overall investment strategy and the underlying investment strategies employed by the Sub‑Advisors.

7.
Staff Comment: Consider providing greater detail on the structure of the Fund, including information on whether the Fund’s Sub-advisors will be working independently of each other. If the Sub-advisors will work independently, disclose the risk that the Sub-advisors may inadvertently engage in investing strategies contrary to one another.

Response: The Fund confirms supplementally that each Sub-advisor will be managing its portion of the Fund’s assets independently of one another, although each Sub-advisor will be subject to the overall supervision of the Advisor, and has made the requested revisions to clarify this disclosure accordingly.  In addition, the Fund has added appropriate risk disclosure in the “Multi-Style Management Risk” as shown in response to Staff Comment 29 below.

8.
Staff Comment: Clarify within the discussion of Principal Investment Strategies whether the Fund will be investing in hedge funds, or if it will only be utilizing strategies similar to those used by hedge funds.

Response: The Fund confirms supplementally that the Fund will not be investing in hedge funds and has clarified disclosure in the Prospectus accordingly.

9.
Staff Comment: The Staff notes that the Fund switches between the terms “assets” and “securities” within the third paragraph of the Principal Investment Strategies section. For consistency, if the Fund intends for these terms to be synonymous, use a single term in this section and throughout the Prospectus to avoid confusion.

Response: The Fund has made the requested revision.

10.
Staff Comment: The Staff notes that forwards are listed as a type of derivative in which the Fund may invest, but currency forwards are included within a parenthetical as a type of swap. Consider moving currency forwards to a parenthetical listing the types of forwards the Fund may use.

Response: The Fund has revised the applicable disclosure to include currency forwards in a parenthetical listing the types of forwards in which the Fund may invest.

11.	Staff Comment: To the extent that the Fund will write or sell credit default swaps (CDS), please confirm that the Fund will cover the full notional value of the agreement.

Response: The Fund confirms supplementally that it does not intend to write or sell CDS.

12.
Staff Comment: Clarify the reference to credit indices on page 2 (e.g., is the reference to derivatives on credit indices?). If the phrase is meant to refer to credit derivatives, consider formatting as a parenthetical in line with the other derivatives referenced within the paragraph, and indicate the types of credit derivatives in which the Fund may invest.

Response: Upon review, the Fund believes this disclosure is duplicative of the types of derivatives listed in the same paragraph, and has removed the reference to “credit indices” entirely.

13.
Staff Comment: To the extent applicable, consider providing additional disclosure regarding the portfolio’s structure under normal market conditions, such as the intended composition of the portfolio disclosed as percentages of the total Fund assets.

Response: The Fund responds supplementally that the Fund does not intend to adhere to specific percentage allocations to the various investment strategies utilized by the Fund, or allocations to asset classes, and respectfully declines to provide additional disclosure.

14.
Staff Comment: Revise punctuation in the disclosure stating the Fund “may also invest…in…debt securities, exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”),…” to separate the reference to ETFs and ETNs in order to clarify that these are separate and distinct investment vehicles.

Response: The Fund has made the requested revision.

15.	Staff Comment: Please add disclosure stating the criteria the Fund uses to define what it considers to be an emerging market country.

Response: The Fund has made the requested revision.

16.
Staff Comment: Regarding the five investment strategies referenced on page 3, confirm whether each Sub-advisor will be expected to employ all five strategies or if they will specialize in the strategies individually.

Response: The Fund states supplementally that each Sub-advisor will not employ all five strategies, and will instead be expected to specialize in one or more of the listed strategies. The Fund has revised this disclosure accordingly.

17.
Staff Comment: On page 3, under “Systematic Trend-Following Strategy,” revise the sentence beginning “The strategy aims to systematically participate in trends” in accordance with plain English requirements as that term is understood within Rule 421 of the Securities Act.

Response: The Fund has made the requested revision.

18.
Staff Comment: Also on page 3, under “Tactical Trading Strategy,” please revise the sentence that reads “This can be achieved utilizing a systematic or discretionary approach” in accordance with plain English requirements as that term is understood within Rule 421 of the Securities Act. Please also remove the second period following the sentence.

Response: The Fund has made the requested revisions.

19.	Staff Comment: Clarify the meaning of the phrase “foreign exchange” within the Tactical Trading Strategy subsection on page 3 (e.g., is the Fund referring to foreign currency exchange?).

Response: The Fund confirms that the applicable reference is to foreign currency exchange and has made the requested revision.

20.	Staff Comment: Revise disclosure within the description of the Systematic Equity Trading Strategy on page 3 to state “…momentum in single stock equities and ETFs…” (emphasis added).

Response: The Fund has made the requested revision.

21.
Staff Comment: Please clarify what the Fund means by the statement that the Lead Sub-Advisor intends to allocate assets to Sub-Advisors to employ a “select number” of strategies enumerated in the Prospectus.

Response: The Fund will no longer utilize a lead sub-advisor and has removed this disclosure entirely.

22.	Staff Comment: Consider revising the first sentence on page 4 for clarity; also consider including a parenthetical adding examples of what the Fund considers to be “other risk measures.”

Response: Upon further review, the Fund believes this disclosure would be more appropriately addressed in other sections of the Prospectus and therefore has removed the statement from this section entirely.

23.	Staff Comment: Please clarify the Fund’s use of the word “express” within the phrase “and the ability to source, structure, and express trades that are complementary to the Fund’s portfolio.”

Response: The Fund has replaced the term “express trades” in the applicable sentence with “execute trades.”

Summary Section - Principal Risks of Investing in the Fund

24.
Staff Comment: As per the Counterparty Risk disclosure, the Staff notes that many of the Fund’s derivative contracts will be negotiated over-the-counter; as a result, consider adding a separate risk disclosure for Over-the-Counter Securities.

Response: Upon review, the Fund believes investment in over-the-counter derivatives will not be a principal investment strategy of the Fund, and has revised the Counterparty Risk disclosure accordingly.

25.	Staff Comment: Within the Depositary Receipts Risk disclosure, provide a cross-reference to the Foreign Investments and Emerging Markets Risk disclosure.

Response: The Fund has made the requested revision.

26.
Staff Comment: Within the Options sub-section within the Derivatives Risk disclosure, the sentence describing the risk of loss when writing options currently only references options on futures contracts. Consider revising the sentence to remove the specific reference to futures contracts.

Response: The Fund confirms that it is not limited to only writing options on futures contracts and has revised the disclosure accordingly.

27.
Staff Comment: The Staff notes that the Fund includes ETF and ETN risk disclosures in the Statement of Additional Information (“SAI”) but not in the Prospectus. If the Fund considers investing in these vehicles to be principal investment strategies, consider adding risk disclosure on ETFs and ETNs to the Prospectus.

Response: The Fund responds by confirming that the Fund may invest principally in ETFs and ETNs.  The Fund respectfully notes that the risks of investing in ETFs have already been adequately addressed in the risk factor entitled “Investments in Other Investment Companies Risk” in this section, and therefore the Fund believes adding a separate risk tile dedicated to ETFs is not. The Fund responds further by adding the following risk disclosure addressing ETNs:

“Exchange-Traded Note Risk. The value of an ETN may be influenced by the level of supply and demand for the ETN, volatility and lack of liquidity in the underlying securities markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced index. In addition, the notes issued by investment banks and held by a fund are unsecured debt of the issuer.”

28.
Staff Comment: Regarding the Hedging Transactions Risk, if the Fund considers currency hedging to be a principal investment strategy, include currency hedging within the Principal Investment Strategy discussion beginning on page 2.

Response: The Fund responds supplementally that it does not consider currency hedging to be a principal investment strategy of the Fund and therefore has not made any changes in response to this comment.

29.
Staff Comment: The Staff notes that the Fund’s structure involves allocations to several Sub-Advisors. In light of this strategy, consider including a Multi-Manager Risk that discusses, among other things, that the investments of one Sub-Adviser may not complement another Sub-Adviser’s investments.

Response: The Fund has added a Multi-Manger Risk disclosure as follows:

“Multi-Style Management Risk. Because portions of the Fund’s assets are managed by different Sub-Advisors using different investment approaches, philosophies, styles and views, the Fund could experience overlapping security transactions or take opposite positions in securities of the same issuer or engage in derivatives transactions that may offset each other. Certain Sub-Advisors may be purchasing securities at the same time other Sub-Advisors may be selling those same securities, which may lead to higher transaction expenses compared to a Fund using a single investment management style. To a significant extent, the Fund’s performance will depend on the success of the Advisor in monitoring and allocating the Fund’s assets among the various investment strategies and Sub-Advisors. ”

30.
Staff Comment: The Staff notes that the Fund discusses privately placed securities within the Non-Exchange Traded Securities Risk. If the Fund considers private placements to be a principal investment strategy, consider including relevant disclosure elsewhere as appropriate.

Response: The Fund responds supplementally by stating that investments in private placements are not considered to be a principal investment strategy of the Fund.

31.
Staff Comment: The Staff notes common and preferred stocks are mentioned within the Principal Investment Strategies discussion beginning on page 2, but there is no corresponding risk disclosure within the Prospectus. If the Fund considers common and preferred securities to be a principal investment strategy, consider including relevant risk disclosure.

Response: The Fund responds by revising the “Equity Securities Risk” disclosure to clarify that equity securities includes common and preferred stocks.  The Fund also respectfully notes that a risk tile dedicated to common stocks entitled “Common Stock Risk” is included in the Principal Risks section of both the summary and statutory sections of the Prospectus.

32.
Staff Comment: Regarding the Short Sales Risk, consider including short sales within the Principal Investment Strategies discussion if the Fund considers them to be a principal investment strategy. If not, consider removing the Short Sales Risk disclosure from the Prospectus.

Response: The Fund responds by including disclosure in the discussion of Principal Investment Strategies stating that the Fund may engage in short sales.

33.	Staff Comment: Within the Valuation Risk disclosure, include a cross-reference to the Fund’s Fair Value Pricing subsection of the Shareholder Information Section on page 29.

Response: The Fund has added the requested revision in the section entitled “Additional Information Regarding the Investment Objectives, Principal Investment Strategies and Related Risks.”

34.
Staff Comment: The risk disclosures for volatility are identical within the summary and statutory sections of the Prospectus. Revise the disclosure within the statutory portion to provide a more fulsome discussion, as is required in Item 9 of Form N-1A, of volatility risks.

Response: The Fund undertakes to make the following revision:

“The Fund may have investments that appreciate or decrease significantly in value over short periods of time. This may cause the Fund’s net asset value per share to experience significant increases or declines in value over short periods of time, however, all investments long- or short-term are subject to risk of loss. Significant increases and declines within a short period of time can lead to market value erosion of certain investments. Also, volatility may not correlate with the volatility of the overall securities market and, in the case of derivatives, with the value of the underlying securities.”

Statutory Section - Additional Information Regarding the Investment Objectives, Principal Investment Strategies and Related Risks

35.	Staff Comment: In the Principal Investment Strategies subsection, add further disclosure of the Fund’s process for buying and selling securities, in accordance with Item 9(b)(2) of Form N-1A.

Response: The Fund has made the requested revisions.

36.	Staff Comment: Within the disclosure entitled “Below Investment-Grade Debt Risk”, clarify that references to “lower-rated securities” are meant to be synonymous with below investment-grade debt.

Response: The Fund has made the following revision:

“The Fund may invest and transact in below investment-grade debt securities, herein also referred to as unrated or lower-rated fixed income securities, ~~and other instruments~~ and sometimes referred to as “high yield” or “junk” bonds.”

37.	Staff Comment: Wherever relevant, revise the Prospectus and SAI to refer to the Fund as “the Fund” rather than “each Fund” or “a Fund.”

Response: The Fund has made the requested revisions.

38.	Staff Comment: Within the “Liquidity Risk” disclosure on page 21, include a statement that the Fund is limited to 15% of the Fund’s net assets with regard to holdings in illiquid investments.

Response: The Fund has made the following revision:

“Although most of the Fund’s investments must be liquid at the time of investment, the Fund may invest, to some extent, in restricted, distressed, non-exchange traded, and/or privately placed securities. The Fund is limited to investing only 15% of its net assets (plus any borrowings for investment purposes) in illiquid investments.”

Statutory Section - Management of the Fund

39.	Staff Comment: Revise the subsection entitled “Investment Management Agreement” to provide information on what services the Lead Sub-Advisor will be providing under the Management Agreements.

Response: The Fund will no longer utilize a Lead Sub-Advisor, and has removed all disclosure regarding the lead sub-advisor from the prospectus. The Fund has revised the disclosure to clarify the services that Highmore will provide as the Fund’s new investment advisor pursuant to the Advisory Agreement.

40.	Staff Comment: In the chart detailing the Advisor’s monthly management fee calculations, amend the title of the Net Assets column so that the title reads “Average Daily Net Assets.”

Response: The Fund has removed this chart as it will not be paying an incremental management fee.  However, the Fund has clarified the revised disclosure to indicate that the management fee is calculated at an annual rate of the Fund’s “average daily net assets.”.

41.	Staff Comment: Revise the disclosure related to recoupment of waived management fees to reflect the revisions requested in Comment 2 above.

Response: The Fund has made the requested revisions.

42.
Staff Comment: Provide the specific six-month period covered by the relevant annual or semi-annual report that discusses the Board of Trustees’ approval of the Management Agreements, in conformity with Item 10(a)(iii) of Form N-1A.

Response: The Fund has made the requested revision.

43.
Staff Comment: Please ensure biographical disclosure for each Portfolio Manager of the Advisor and Lead Sub-Advisor clearly includes at least five years of business experience, per the requirements of Item 10(a)(2) of Form N-1A.

Response: The Fund has made the requested revisions, and notes supplementally that the Lead Sub-Advisor role has been eliminated.

Statutory Section - Account and Transaction Policies

44.	Staff Comment: Include a statement regarding internet availability of the Fund’s sales load information as required by Item 12(a)(5) of Form N‑1A.

Response: The Fund has made the requested revision.

45.
Staff Comment: Under the subsection entitled “Tools to Combat Frequent Transactions,” revise the disclosure to clarify that the policy regarding excessive trading refers to all of the “abusive practices” listed in the following sentence (i.e., excessive, short-term trading, and other abusive trading practices).

Response: The Fund undertakes to revise the disclosure as follows:

“The Board has adopted policies and procedures reasonably designed to detect and prevent market timing and excessive trading that may be harmful to Fund shareholders. The Fund discourages market timing, excessive, short-term trading; and other abusive trading practices that may disrupt portfolio management strategies and harm performance.”

46.
Staff Comment: Under the subsection entitled “Check Clearance”, please clarify the circumstances in which redemption of Fund shares may be delayed, in conformity with Item 11(c)(6) of Form N-1A. In addition, please explain what is meant by, “If the check does not clear, you will be responsible for any losses suffered by the Fund.”

Response: Item 11(c)(6) of Form N-1A requires the disclosure of “[t]he circumstances, if any, under which the Fund may delay honoring a request for redemption for a certain time after a shareholder’s investment…”. The Fund’s prospectus disclosure states that, “The proceeds from a redemption request may be delayed up to 15 calendar days from the date of the receipt of a purchase check until the check clears. …” The Fund believes this disclosure adequately responds to Item 11(c)(6) because it describes when, and how long, a request for redemption may be delayed.

In addition, the statement that a “shareholder will be responsible for any losses suffered” is intended to account for situations in which the Fund seeks protection where it books the sale of shares based on receipt of a check, but the Fund is required to reverse the transaction because the check does not clear. Under these circumstances, if the reversal of the transaction causes a significant loss to the Fund, the Fund may, but is not required to, seek reparation from the shareholder who caused the loss. As such, the Fund undertakes to revise the disclosure as follows to clarify that these circumstances will not always result in shareholders assuming responsibility for any losses suffered by the Fund:

“If the check does not clear, you ~~will~~ may be responsible for any losses suffered by the Fund as well as a $25 service charge imposed by the transfer agent. This delay can be avoided by purchasing shares by wire.”

47.	Staff Comment: Include in the sub-section entitled “Small Accounts” please disclose that automatic redemption could result in tax consequences to the shareholder.

Response: The Fund undertakes to add the following statement to the “Small Accounts” disclosure:

“Automatic redemption of your account may result in tax consequences. Please see “Dividends, Distributions and Their Taxation” below.”

48.	Staff Comment: In the subsection entitled “Unclaimed Property”, please consider providing examples of how shareholders may keep their accounts active so as to avoid escheatment.

Response: The Fund has added following disclosure:

“To help protect their accounts, shareholders should keep their accounts up-to-date and active, which may include calling the Fund at [ ] to generate shareholder-initiated activity such as completing an account transaction.”

Statutory Section - Dividends, Distributions and Their Taxation

49.
Staff Comment: The Staff notes that the disclosure is limited to dividends and distribution, but does not address tax consequences to shareholders of buying, holding, exchanging, and selling the Fund’s shares, in conformity with Item 11(f) of Form N-1A. Please enhance the disclosure to address each item noted in Item 11(f).

Response: The Fund has made the requested revision.

STATEMENT OF ADDITIONAL INFORMATION

50.
Staff Comment: On page 3, revise the sentence ending “…nor does [the Fund] share the same investment adviser with any other series of the Trust” to reflect the Advisor does manage both this Fund and the Oakhurst Strategic Defined Risk Fund.

Response: The Trust responds by noting supplementally that Oakhurst will no longer serve as the investment advisor to the Fund.  The original disclosure is therefore accurate, and accordingly the Trust has made no revisions.

51.
Staff Comment: With regard to the Credit Default Swap Agreement (“CDS”) and Credit Default Index Swap Agreement (“CDX”) Risk disclosure, confirm whether the Fund will be writing CDS, and if yes, will it be segregating the full notional value of the CDS contracts it writes.

Response: As stated above in response to Staff Comment 11, the Fund does not intend to write CDS and, as a result, does not believe it is necessary to provide further disclosure on CDS within the “Credit Default Swap Agreement (“CDS”) and Credit Default Index Swap Agreement (“CDX”) Risk” disclosures.

52.
Staff Comment: In the section entitled, “Investment Companies,” the Fund has indicated it “may” rely on Section 12(d)(1)(F) of the 1940 Act. Please confirm supplementally whether the Fund will rely on Section 12(d)(1)(F) and, if so, clarify how it intends to comply with the Section.

Response: The Fund confirms that it intends to rely on Section 12(d)(1)(F) and has provided appropriate clarifying disclosure in the SAI.

53.	Staff Comment: Please confirm supplementally that the Fund will not be investing in repurchase agreements that will mature in more than 7 days.

Response: The Fund confirms supplementally that it will not invest in repurchase agreements with maturities of greater than 7 days.

54.
Staff Comment: The Staff notes that the Fund’s website, www.oakhurstfunds.com, was not operational as of the date these comments were given by the Staff. Please confirm supplementally the website’s timetable for becoming operational.

Response: The Fund responds by stating supplementally that the www.oakhurstfunds.com website will no longer be the Fund’s website, as Oakhurst will no longer serve as the investment advisor to the Fund.  All disclosures have been revised to reflect the Fund’s new website, www.highmorefunds.com.  The new website will be operational prior to the effective date of the prospectus.

55.	Staff Comment: Include a footnote to the Trustees and Executive Officers table on page 20 explaining why the Trust considers Ms. Armour an Interested Trustee.

Response: The Fund has made the requested revision.

56.	Staff Comment: In accordance with instruction 4 to Item 19(a)(3), include breakpoints for the Advisor’s monthly management fee with respect to all relevant share classes.

Response: The Fund responds supplementally by stating that the management fee is identical for both share classes, and has revised the applicable disclosure accordingly.  Please see the response to Staff Comment 40.

57.
Staff Comment: The Staff notes that the definition of “adviser” within Form N-1A includes sub-advisers, as provided by General Instruction A and the Investment Company Act of 1940. The Staff also considers all advisers to be paid by the Fund, regardless of the arrangements made between the Fund and the Fund’s Sub-Advisors. As a result, please provide further disclosure on how the Fund’s Sub-Advisors are compensated, including how fees are calculated for the Sub-Advisors (i.e., the percentage of fees and basis with which the fees are calculated (managed assets, average net assets, etc.)), as well as a discussion of any breakpoints negotiated between the Fund and the Sub-Advisers.

Response: The Fund has made the requested revisions.

58.	Staff Comment: Revise the language regarding recoupment on page 25 to conform to related disclosure in the Prospectus as requested in Staff Comment 2, above.

Response: The Fund has made the requested revision.

59.
Staff Comment: In accordance with Item 20(a) of Form N-1A, revise the Other Accounts table on page 47 to state that the other investment companies contemplated by the chart are registered under the Investment Company Act of 1940.

Response: The Fund has made the requested revisions.

60.
Staff Comment: Describe the services provided by the Fund’s independent registered public accounting firm in a manner comparable to the Fund’s descriptions of services provided by its Administrator, Transfer Agent, and Fund Accountant and its Custodian.

Response: The Fund has made the requested revision.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact Michael Quebbemann of U.S. Bancorp Fund Services, LLC at (414) 765-6316.

Very truly yours,

/s/ John J. Hedrick
John J. Hedrick
Series Portfolios Trust

CC:          Marco Adelfio, Goodwin Procter LLP
David Ford, Highmore Group Advisors, LLC